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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included In Statements filed Pursuant to Rule
13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 1)1

COLLEGIATE PACIFIC INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

194589-10-7

(Cusip Number)

Adam Blumenfeld
13950 Senlac Drive, Suite 200
Dallas, Texas 75235
(972) 243-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194589-10-7			Page 2 of 5

1.	Name of Reporting Person: Adam Blumenfeld		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 440,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 440,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 440,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 194589-10-7	Page 3 of 5

SCHEDULE 13D

Item 1. Security and Issuer.

     This Amendment No. 1 (the “First Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) originally filed on January 29, 2001, by Adam Blumenfeld (the “Reporting Person”), relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), and the common stock purchase warrants of Collegiate Pacific Inc., a Delaware corporation (“Collegiate Pacific”). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of Collegiate Pacific are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234.

Item 5. Interest in Securities of the Issuer.

     (a) As of February 16, 2004, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 440,100 shares of Common Stock, or approximately 6.4% of the outstanding shares of Common Stock (based upon Collegiate Pacific’s Quarterly Report on Form 10-QSB filed on February 13, 2004), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Blumenfeld, 95,000 of such shares represent options to acquire shares of Common Stock and 103,000 of such shares represent warrants to acquire shares of Common Stock (the “Warrants”), none of which have been exercised by Mr. Blumenfeld as of the date of this report. The 103,000 common stock purchase warrants held by Mr. Blumenfeld represent approximately 4.5% of the 2,280,190 outstanding Warrants.

     (b) Items 7-11 and 13 of the cover page of this Schedule 13D, which relate to the beneficial ownership of shares of the Common Stock and common stock purchase warrants by Mr. Blumenfeld, are incorporated by reference in response to this item.

     (c) The following table sets forth certain information concerning transactions involving he Warrants effected by the Reporting Person during the past 60 days. No transactions involving the Common Stock were effected by Mr. Blumenfeld during the past 60 days. Each of the transactions listed below was affected through a broker at then current market prices.

CUSIP No. 194589-10-7	Page 4 of 5

Date of	Number of
Transaction	Warrants	Transaction	Price
1/6/04	6,600	Sale	$4.38
1/13/04	2,500	Sale	$4.50
1/13/04	6,500	Sale	$4.70
1/22/04	42,000	Sale	$5.163
1/23/04	20,000	Sale	$5.30
1/27/04	6,500	Sale	$5.05
1/28/04	50,000	Sale	$4.92

CUSIP No. 194589-10-7	Page 5 of 5

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2004

/s/ Adam Blumenfeld
Adam Blumenfeld